SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy
(Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F         Form 40-F

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes         No

         (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):            )

Press Release dated April 16, 2002
Press Release dated April 16, 2002
Press Release dated May 8, 2002
Eni Quarterly Report at March 31, 2002 (1Q 2002)

Press Release dated April 16, 2002

Press Release dated April 16, 2002

Press Release dated May 8, 2002

Eni Quarterly Report at March 31, 2002 (1Q 2002)

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Fabrizio Cosco Name: Fabrizio Cosco Title: Company Secretary

Press Release dated April 16, 2002

Negotiations between Eni and Sabic for a joint venture in the petrochemical sector

Eni and Sabic announced today that they have decided to terminate their negotiations for a joint venture in respect of Eni’s petrochemical businesses held by Polimeri Europa Srl. This decision was influenced by, among other things, recent problems occurring at some of the plants included in the discussion.

In keeping with Eni’s strategy of reducing its capital investment in the petrochemical sector and Sabic’s strategy of further enhancing its presence in Europe, the two companies expressed that they may be interested in discussing in the future potential opportunities related to some of the disposal of Eni’s individual petrochemical assets.

San Donato Milanese, April 16, 2002

Press Release dated April 16, 2002

Eni: Important Gas Discovery in the Sicily Channel

Eni has successfully completed the drilling of the exploration well “Panda 1” off the coast of Agrigento, in the south of Sicily. Eni is the operator of the joint venture with British Gas Italia and Edison Gas.

The well has confirmed the presence of a new gas field in the Sicily Channel at water-depth of about 460 meters. Production tests have underlined a high mining potential: according to preliminary studies reserves could be around 9-12 billion cubic meters. A second exploration well will be drilled shortly which could give an increase to the reserves and supply additional elements to optimise the development plan for the field.

The success of “Panda 1” opens the doors to a new and promising period of exploration in the Sicily Channel where historically the main focus has been on oil.

Several structures ready to be drilled have already been identified in this area and several others will be defined after an extensive detailed seismic campaign. The basin currently under study shows further potential reserves of great importance that will have to be confirmed by additional wells.

San Donato Milanese, April 16, 2002

Press Release dated May 8, 2002

ENI: 2002 FIRST QUARTER

Record level in hydrocarbon production and one of the best performance in the oil & gas sector

Eni’s Board of Directors examined today the Report on the First Quarter of 2002. Eni recorded better-than-average results of operations in the oil & gas sector, within a business environment characterized, with respect to 2001 first quarter, by a 18% reduction in Brent oil prices, a sharp decline in refining margins (Brent margin was down 90%) — which bottomed at a ten-year low — and in petrochemicals product margins (margins on cracker were at their lowest level since 1989). Eni’s 2002 first quarter report shows an operating income of euro 2,700 million, a 4% increase over 2001 fourth quarter and a 27% decrease over 2001 first quarter, whilst the oil & gas sector recorded a 50% average reduction in earnings.

Daily hydrocarbon production reached the record level of 1,441,000 boe, an increase of 54,000 barrels of oil equivalent (boe) or 3.9%, notwithstanding the 34,000 boe effect of production cuts decided by OPEC. The production increase was due to: (i) start-up of new fields in United Kingdom, Algeria, the Congo, Angola, Nigeria, Italy and the United States; (ii) production increases recorded mainly in the United Kingdom, Algeria and Pakistan. These increases were partly offset by declines of mature gas fields in Italy. The share of production outside Italy remains at 78%. In April 2002, daily hydrocarbon production was 1,462,000 boe

In the first quarter of 2002, streamlining and efficiency improvement actions continued and allowed cost savings amounting to euro 94 million which allowed to offset almost entirely salary increases and the effects of inflation and the appreciation of the dollar over the euro.

Eni’s operating income for the first quarter of 2002 totaled 2,700 million euro, a decrease of 1,014 million euro over the first quarter of 2001, or 27.3%, due mainly to:

•	a decrease in operating income recorded by the Exploration and Production division (euro 688 million, down 34.8%) due to lower prices realized by Eni on hydrocarbons produced (oil was down 14.4%; natural gas 30.6%) and lower production sold of natural gas in Italy (down 11.3 million boe or 32.8%). These decreases were partly offset by increased hydrocarbon production sold outside Italy (up 8.5 million boe or 9.1%) and increased oil production sold in Italy (up 1.1 million boe or 18.5%);

•	a decrease in operating income recorded by the Refining and Marketing division (euro 232 million, down 78.9%) mainly due to a sharp decline in refining margins and to lower margins on continent-based refineries following a reduction in Fob/Cif differentials, as well as to lower results of distribution activities in Italy reflecting the effects of divestment and shut down of service stations and decreased marketing margins in relation to competitive pressure;

•	an increase in operating loss recorded by the Petrochemicals division (up euro 99 million) due to the contraction of margins of petrochemicals products, partly offset by lower depreciation and amortization charge following significant assets writedowns recorded in 2001 financial statements;

•	a decrease in operating income recorded by the Gas & Power division (euro 40 million, down 2.7%) mainly due to the negative effect of change in the sale mix and lower margins for natural gas in primary distribution, partly offset by higher volumes transported on behalf of third parties in Italy (up 2.12 billion cubic meters, or 87.2%).

These negative factors were partly offset by an euro 44 million increase in operating income recorded by the Oilfield Services and Engineering division (or 104.8%), in particular in the Oilfield Services segment.

Net sales from operations amounted to euro 12,705 million, representing a euro 1,078 million decrease over the first quarter of 2001, or 7.8%, due mainly to lower prices of hydrocarbons produced and main downstream products. These negative effects were offset in part by an increase in oil production sold and the higher activity levels in the Oilfield Services and Engineering division.

Net borrowings amounted to euro 6,713 million, a euro 3,175 million decrease over December 31, 2001 due to cash provided from operating activities which was only partially absorbed by financial requirements for capital expenditures.

Capital expenditure (euro 1,541 million, of which 89% concerned the Exploration and Production and Natural & Power divisions) increased by euro 362 million, or 30.7%, and concerned mainly: (i) development of hydrocarbons field in Italy, Libya, Iran, Nigeria, Angola, the United States and Kazakhstan (euro 1,035 million, up 65.6% over 2001 first quarter); (ii) exploration expenditure (euro 199 million, up 35.4% over 2001 first quarter); (iii) development and maintenance of Eni’s natural gas primary transport network in Italy (euro 59 million); (iii) prosecution of the development plan of electricity generation production capacity (euro 50 million); (iv) development of refined products distribution network in Italy and ouside Italy (euro 34 million).

In the period from January 1, 2002 to May 7, 2002 a total of 5.8 million own shares were purchased for a total of euro 87 million (at an average of 14.94 euro per share). At May 7, 2002, Eni held 160.2 million own shares, equal to 4.0% of its share capital, for a total of euro 2,155 million (at an average price of euro 13.45 per share).

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results of operations and changes in average net borrowings for the first quarter of the year cannot be extrapolated for the full year.

Follows the integral text of Eni’s Report on the First Quarter of 2002 (unaudited).

Rome, May 8, 2002

Report on the First Quarter

of 2002

REPORT ON
THE FIRST
QUARTER OF 2002

CONTENTS

Basis of Presentation	2

Results of Operations	2

Net Sales from Operations	5

Operating Expenses	6

Depreciation, Amortization and Writedowns	7

Net Borrowings	7

Capital Expenditure in tangible and intangible assets	8

Main events	8

Management Expectations of Operations	11

Operating Results by Business Segments

Exploration and Production	12

Gas & Power	13

Refining and Marketing	15

Petrochemicals	16

Oilfield services and engineering	16

May 8, 2002

ENI REPORT ON THE FIRST QUARTER OF 2002

SUMMARY FINANCIAL DATA

				(million €)
Fourth quarter		First quarter

2001		2001	2002	% Ch.

12,557	Net sales from operations	13,783	12,705	(7.8)

3,971	Gross operating margin	4,809	3,886	(19.2)

2,596	Operating income	3,714	2,700	(27.3)

2,001	Capital expenditures and financial investments	1,179	1,541	30.7

9,888	Change in net borrowings at period end	8,934	6,713	(24.9)

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results of operations and changes in average net borrowings for the first quarter of the year cannot be extrapolated for the full year.

SUMMARY OPERATING DATA

Fourth quarter		First quarter

2001		2001	2002	% Ch.

883	Daily production of oil (thousand barrels)	861	910	5.7

525	of natural gas (thousand boe) (1)	526	531	1.0

1,408	of hydrocarbons (thousand boe) (1)	1,387	1,441	3.9

17.80	Sales of natural gas in Italy (billion cubic meters)	20.32	19.02	(6.4)

1.62	Sales of natural gas in Europe destined to Italy (billion cubic meters)	0.47	2.00	325.5

3.79	Natural gas transported on behalf of third parties in Italy (billion cubic meters)	2.43	4.55	87.2

1,306	Electricity sales (gigawatthour)	1,319	1,366	3.6

13.84	Sales of refined products (million tonnes)	12.60	12.22	(3.0)

1,253	Sales of petrochemical products (thousand tonnes)	1,326	1,864	40.6

(1)	Starting in 2001 natural gas production used for own consumption in countries where an alternative market exists is included in production. Coherently daily hydrocarbons production in first quarter 2001 was increased by 16,000 boe.

CERTAIN MARKET INDICATORS

Fourth quarter		First quarter

2001		2001	2002	% Ch.

19.38	Average price of Brent dated crude oil (1)	25.84	21.14	(18.2)

1.88	Average European refining margins (2)	2.16	0.21	(90.3)

0.896	Average USD/euro exchange rate	0.923	0.876	(5.1)

(1)	In USD/barrel. Source: Platt’s Oilgram.

(2)	In USD/barrel FOB Mediterranean market, Brent crude, lead free gasoline. Eni calculations based on Platt’s Oilgram data.

ENI REPORT ON THE FIRST QUARTER OF 2002

BASIS OF PRESENTATION

Eni’s accounts at March 31, 2002, have been prepared in accordance with the criteria defined by the Commissione Nazionale per le Società e la Borsa (CONSOB) with a regulation contained in decision no. 11971 of May 14, 1999, as amended by decision no. 12475 of April 6, 2000.

Financial information relating to income statement data are presented for the first quarter of 2002 and 2001 as well as for the fourth quarter of 2001. Financial information relating to balance sheet data are presented at March 31, 2002 and at December 31, 2001. In the preparation of this report on the first quarter of 2002, the same accounting principles applied to the preparation of 2001 financial statements were adopted. Tables are prepared in a format that makes them comparable with those of 2001 financial statements and six-month report.

The first quarter accounts are not audited.

Effective from January 1, 2002, Polimeri Europa Srl is consolidated line by line; previously it was accounted for by the equity method. Effective from January 1, 2002, core petrochemicals businesses were transferred to Polimeri Europa Srl (now Polimeri Europa SpA) from EniChem SpA. These businesses include Eni’s core petrochemicals activities, and in particular olefins and aromatics, intermediate products, styrene and elastomers produced in Italy in Brindisi, Sarroch, Ferrara, Gela, Mantova, Porto Marghera, Priolo, Ravenna and Settimo Milanese. Also the research centers of Ferrara, Mantova, Porto Marghera, Ravenna and Novara were transferred, as well as the interests in industrial and commercial companies in Italy and outside Italy. The staff transferred amounts to about 6,100 employees. The plants with serious management problems were not transferred.

RESULTS OF OPERATIONS

				(million €)
Fourth quarter		First quarter

2001		2001	2002	% Ch.

12,557	Net sales from operations	13,783	12,705	(7.8)

328	Other income and revenues	240	185	(22.9)

(8,914)	Operating costs	(9,214)	(9,004)	(2.3)

3,971	Gross operating margin	4,809	3,886	(19.2)

(1,375)	Depreciation, amortization and writedowns	(1,095)	(1,186)	8.3

	Operating income:

1,355	Exploration and Production (1)	1,975	1,287	(34.8)

1,271	Gas & Power (1) (2)	1,466	1,426	(2.7)

53	Refining and Marketing	294	62	(78.9)

(149)	Petrochemicals	(17)	(116)	(582.4)

113	Oilfield Services and Engineering	42	86	104.8

(47)	Other activities	(46)	(45)	(2.2)

2,596	Operating income	3,714	2,700	(27.3)

(1)	Operating income of 2002 first quarter prudentially reflects a euro 38 million reduction in storage and modulation tariffs following the effects of Authority for Electricity and Gas decision no. 49/2002 of March 26, 2002. Eni will appeal this decision against Administrative Tribunal of Regione Lombardia. Consequently the effects of the new tariff regime set by the Authority on operating income of Exploration and Production and Gas & Power divisions were not recorded. These effects amount to an euro 161 million decrease on operating income of Exploration and Production division, which furnishes the storage and modulation service, and to an euro 161 million increase on operating income of Gas & Power division, which uses the storage and modulation service.

(2)	Effective from January 2002, Gas & Power division is responsible for Eni’s natural gas and electricity generation activities. In order to make an omogeneous comparison, operating income for first quarter 2001 aggregates results of operations of Natural Gas and Electricity Generation segments which were reported separately until year 2002.

Eni REPORT ON THE FIRST QUARTER OF 2002

First quarter 2002 vs. First Quarter 2001

Eni’s operating income for the first quarter of 2002 totaled euro 2,700 million, a decrease of euro 1,014 million over the first quarter of 2001, or 27.3%, due mainly to:

•	a decrease in operating income recorded by the Exploration and Production division (euro 688 million, down 34.8%) due to lower prices realized by Eni on hydrocarbons produced (oil was down 14.4%; natural gas 30.6%) and lower production sold of natural gas in Italy (down 11.3 million boe or 32.8%). These decreases were partly offset by increased hydrocarbon production sold outside Italy (up 8.5 million boe or 9.1%) and increased oil production sold in Italy (up 1.1 million boe or 18.5%);

•	a decrease in operating income recorded by the Refining and Marketing division (euro 232 million, down 78.9%) mainly due to a sharp decline in refining margins (Brent margin was down 90.3%), which bottomed at a ten-year low, and to lower margins on continent-based refineries following a reduction in Fob/Cif differential and lower results of distribution activities in Italy reflecting the effects of divestment and shut down of service stations and decreased marketing margins in relation to competitive pressure;

•	an increase in operating loss recorded by the Petrochemicals division (up euro 99 million) due to the contraction of margins (margins on cracker were at their lowest level since 1989), partly offset by lower depreciation and amortization charge following significant assets writedowns recorded in 2001 financial statements;

•	a decrease in operating income recorded by the Gas & Power division (euro 40 million, down 2.7%) mainly due to the negative effect of change in the sale mix and lower margins for natural gas in primary distribution, partly offset by higher volumes transported on behalf of third parties in Italy (up 2.12 billion cubic meters, or 87.2%).

These negative factors were partly offset by an euro 44 million increase in operating income recorded by the Oilfield Services and Engineering division (or 104.8%), in particular in the Oilfield Services segment.

Eni REPORT ON THE FIRST QUARTER OF 2002

Daily hydrocarbon production (1,441,000 boe) (oil and condensates 910,000 barrels; natural gas 531,000 boe) increased by 54,000 boe or 3.9%, notwithstanding the 34,000 boe effect of production cuts decided by OPEC. The production increase was due to: (i) start-up of new fields in United Kingdom, Algeria, Congo, Angola, Nigeria, Italy and the United States; (ii) production increases recorded mainly in the United Kingdom, Algeria and Pakistan. These increases were partly offset by declines of mature gas fields in Italy. The share of production outside Italy remains at 78%. In April 2002, daily hydrocarbon production was 1,462,000 boe.

In the first quarter of 2002, streamlining continued and allowed cost savings amounting to euro 94 million which allowed to fully offset salary increases and the effects of inflation and the appreciation of the dollar over the euro.

First quarter 2002 vs. Fourth Quarter 2001

Operating income of first quarter 2002 increased by euro 104 million or 4% versus operating income recorded in 2001 fourth quarter. This increase reflects: (i) an euro 155 million increase or 12.2% in operating income recorded by the Gas & Power division mainly due to higher volumes sold in Italy by primary distribution (up 1.22 billion cubic meters, or 6.9%), in particular to residential and commercial users; (ii) an euro 9 million increase or 17% in operating income recorded by the Refining and Marketing division due to the improvement in GPL activity in Brazil and higher marketing margins on retail market in Europe, partly offset by the decline of refining margins (Brent margin was down 89%; this negative effect was offset in part by a favourable mix of processed crudes); (iii) an euro 33 million reduction in operating loss recorded by the Petrochemicals division. These increases were partly offset by: (i) an euro 68 million or 5% decrease in operating income recorded by the Exploration and Production division due to lower prices realized by Eni on natural gas produced (down 10%) and lower natural gas production sold in Italy, partly offset by higher prices realized by Eni on oil produced (up 10%) and higher hydrocarbon production sold outside Italy (up 2 million boe or 2%); (ii) an euro 27 million or 23.9 reduction in operating income recorded by the Oilfield Services and Engineering division.

SEASONALITY

Eni’s results of operations reflect the seasonality in demand for natural gas and certain refined products used in residential space heating, the demand of which is typically highest in the first quarter of the year, which includes the coldest months, and lowest in the third quarter, which includes the warmest months.

Eni REPORT ON THE FIRST QUARTER OF 2002

NET SALES FROM OPERATIONS

			(million €)
	First quarter

	2001	2002	% Ch.

Exploration and Production	3,907	3,223	(17.5)

Gas & Power	5,766	5,368	(6.9)

Refining and Marketing	5,360	4,861	(9.3)

Petrochemicals	1,359	1,141	(16.0)

Oilfield Services and Engineering	526	919	74.7

Other Activities	169	273	61.5

Consolidation adjustment	(3,304)	(3,080)	(6.8)

	13,783	12,705	(7.8)

Eni’s net sales from operations (revenues) amounted to euro 12,705 million, representing a euro 1,078 million decrease over the first quarter of 2001, or 7.8%, due mainly to lower prices of hydrocarbons produced and main downstream products. These negative effects were offset in part by an increase in oil production sold and the higher activity levels in the Oilfield Services and Engineering division.

Revenues from the Exploration and Production division (euro 3,223 million) fell by euro 684 million, a 17.5% decrease, due essentially to lower prices for the hydrocarbons produced (oil down 14.4%; natural gas 30.6%), lower sales of natural gas in Italy (down 11.3 million boe, equal to 32.8%) and lower volumes of purchased hydrocarbons marketed (-8.9 million boe), in particular of natural gas due to the transfer of trading activity to the Gas & Power division. These negative factors were partially offset by growth in sales of hydrocarbons produced abroad (up 8.5 million boe, equal to 9.1%) and of oil produced in Italy (up 1.1 million barrels, up 18.5%).

Revenues from the Gas & Power division (euro 5,368 million) fell by euro 398 million, a 6.9% decrease, due essentially to lower prices for natural gas, the effects of which were partially offset by the transfer of trading activity of natural gas from the Exploration and Production division.

Revenues from the Refining and Marketing division (euro 4,861 million) fell by euro 499 million, a 9.3% decrease, essentially due to lower prices for petroleum products (17% and 19% decreases, respectively, in the retail prices of gasoline and diesel fuel) and to reduced sales volumes on both the retail and wholesale markets in Italy (down 140,000 tonnes or 2.6%), due primarily to the closing and divestment of service stations.

Revenues from the Petrochemical division (euro 1,141 million) decreased by euro 218 million, or 16%, following a 24% fall in the average sales prices of products, partially offset by the entry into scope of consolidation of Polimeri Europa.

Revenues from the Oilfield Services and Engineering division (euro 919 million) were up by euro 393 million, or 74.7%, on account of an increase in the level of activities, especially with regard to oilfield services activities.

Eni REPORT ON THE FIRST QUARTER OF 2002

REVENUES BY ARE A OF DESTINATION

			(million €)
	First quarter

	2001	2002	% Ch.

Italy	9,162	7,252	(20.8)

Rest of European Union	1,604	2,362	47.3

Rest of Europe	798	642	(19.5)

Africa	477	535	12.2

Americas	1,303	1,237	(5.1)

Asia	408	658	61.3

Other areas	31	19	(38.7)

Total outside Italy	4,621	5,453	18.0

	13,783	12,705	(7.8)

OPERATING EXPENSES

			(million €)
	First quarter

	2001	2002	% Ch.

Purchases, services and other	8,504	8,280	(2.6)

Payroll and related costs	710	724	2.0

	9,214	9,004	(2.3)

Operating costs for the first quarter (euro 9,004 million) were down by euro 210 million compared to the first quarter of 2001, for a decrease of 2.3%, essentially due to: (i) lower supply costs for natural gas and oil and petrochemical feedstocks; (ii) lower purchased volumes of natural gas; (iii) cost reduction resulting from streamlining and increased efficiency, which has nearly offset the increase due to salary rises, inflation and the effect of the devaluation of the euro against the dollar. These decreases, in turn, were partially offset by the entry into scope of consolidation of Polimeri Europa, as well as the higher level of activity in the Oilfield Services and Engineering division.

Payroll and related costs (euro 724 million) rose by euro 14 million, for an increase of 2%, primarily as a result of the entry into the consolidation scope of Polimeri Europa and an increase in the unit labour cost in Italy, whose effects were partially absorbed through a reduction of employees in Italy resulting from the streamlining initiatives undertaken.

At March 31, 2002 employees were 72,374, with an increase of 1,426 employees over December 31, 2001, due to a 1,248 unit increase outside Italy and a 178 unit increase in Italy. The increase outside Italy is due mainly to new hiring on a fixed term base in oilfield services activities. The increase in Italy is due to the inclusion in scope of consolidation of Polimeri Europa (1,437 employees), whose effect was partly offset by a reduction related to streamlining actions.

EMPLOYEES

	Dec. 31, 2001	Mar. 31, 2002

Exploration and Production	7,533	7,332

Gas & Power	14,286	13,213

Refining and Marketing	15,172	14,788

Petrochemicals	11,022	12,270

Oilfield Services and Engineering	18,632	19,717

Other activities	4,303	5,054

	70,948	72,374

Eni REPORT ON THE FIRST QUARTER OF 2002

DEPRECIATION, AMORTIZATION AND WRITEDOWNS

			(million €)
	First quarter

	2001	2002	% Ch.

Exploration and Production	745	832	11.7

Gas & Power	112	102	(8.9)

Refining and Marketing	120	124	3.3

Petrochemicals	68	44	(35.3)

Oilfield Services and Engineering	39	67	71.8

Other Activities	8	17	112.5

Total amortization and depreciation	1,092	1,186	8.6

Writedowns	3	0	..

	1,095	1,186	8.3

Depreciation, amortization and writedown charges (euro 1,186 million) increased by euro 91 million, or 8.3% over the first quarter of 2001, due mainly to the increases registered in the Exploration and Production division (euro 87 million), due to higher hydrocarbon production and exploration activity, and in the Oilfield Services and Engineering (euro 28 million) division due to the entry into operation of new investments. These increases were partly offset by lower depreciation and amortization charge in the Petrochemicals (down euro 24 million) division following assets writedowns recorded in 2001 financial statements, whose effects were partly offset by the entry into scope of consolidation of Polimeri Europa.

NON-RECURRING ITEMS

			(million €)
Fourth quarter		First quarter

2001		2001	2002

(93)	Writedowns of assets	(3)

(76)	Positive (negative) effects of inventory evaluation		3

	Reduction of storage tariffs relating year 2001		(16)

(169)		(3)	(13)

	of which:

(81)	- Exploration and Production	(3)	(16)

(3)	- Gas & Power

(7)	- Refining and Marketing

(78)	- Petrochemicals		3

NET BORROWINGS

Net borrowings amounted to euro 6,713 million, a euro 3,175 million decrease over December 31, 2001 due to cash provided from operating activities which was only partially absorbed by financial requirements for capital expenditure (euro 1,541 million). Debts and bonds amounted to euro 11,535 million, of which 6,440 were short-term and 5,095 were medium and long-term.

			(million €)
	Dec. 31, 2001	Mar. 31, 2002	% Ch.

Debt and bonds	12,548	11,535	(8.1)

Cash	(2,660)	(4,822)	81.3

Net borrowings	9,888	6,713	(32.1)

Eni REPORT ON THE FIRST QUARTER OF 2002

CAPITAL EXPENDITURE IN TANGIBLE AND INTANGIBLE ASSETS

			(million €)
	First quarter

	2001	2002	% Ch.

Exploration and Production	775	1,234	59.2

Exploration	147	199	35.4

Acquisition of mineral rights	3		..

Development and capital goods	625	1,035	65.6

Gas & Power	216	144	(33.3)

Refining and Marketing	82	70	(14.6)

Petrochemicals	47	38	(19.1)

Oilfield Services and Engineering	49	46	(6.1)

Other Activities	10	9	(10.0)

	1,179	1,541	30.7

Capital expenditure (euro 1,541 million) concerned for about 89% the Exploration and Production and Gas & Power divisions.

Exploration expenditure (euro 199 million, of which 90.5% outside Italy) increased by approximately 35.4% over the corresponding period of 2001. Exploration in Italy was conducted mainly in the deep offshore of Adriatic Sea and Sicily and in North and Central areas of Italy; outside Italy it was conducted mainly in Egypt, the United States, Kazakhstan and Indonesia. Development and capital goods expenditures (euro 1,035 million, of which 90.7% outside Italy) increased by 65.6%. In Italy development expenditure concerned mainly the construction of facilities and infrastructure in Val d’Agri. Outside Italy development expenditure concerned field development in Libya, Iran, Nigeria, Angola, the United States and Kazakhstan.

Gas & Power capital expenditure (euro 144 million) concerned mainly: (i) development and maintenance of Eni’s natural gas primary transport network in Italy (euro 59 million); (ii) prosecution of the development plan of electricity generation production capacity (euro 50 million), in particular Ferrera/Erbognone (Sannazzaro) and Ravenna power plants; (iii) development and maintenance of Eni’s natural gas secondary distribution network in Italy (euro 37 million).

Refining and Marketing capital expenditure (euro 70 million) concerned mainly development of the distribution network in Italy and outside Italy (euro 34 million).

MAIN EVENTS

Main events occurred in the period January 1 — March 27, 2002 are described in Eni’s 2001 annual report. In this paragraph main events occurred in the period March 28 — May 3, 2002 are described.

Exploration and Production

In Italy a new gas discovery was made with the exploration well “Panda 1” drilled at water-depth of about 460 meters off the coast of Agrigento, in the south of Sicily. Eni is the operator of the joint venture with other two oil companies (Eni interest 37.5%). The well has confirmed the mineral potential of this new gas field; according to preliminary studies recoverable reserves1

(1)	Amounts of hydrocarbons included in different categories of reserves (proved, probable and possible), without considering their different degree of uncertainty.

Eni REPORT ON THE FIRST QUARTER OF 2002

could be around 9-12 billion cubic meters. A second exploration well will be drilled in the present year. In this area other structures have already been identified which could contain hydrocarbon reserves.

In Indonesia, three appraisal wells have been successfully completed in the fields of Ranggas, Gendalo and Gandang, in the Rapak and Ganal permits (Eni interest 20%) in deep offshore of eastern Borneo. The fourth delimitation well drilled in the oil field of Ranggas, at a water-depth of 1,590 meters flowed at a daily rate of more than 8,000 barrels of oil, confirming the extension of the field. The second exploration well drilled in the gas and condensates field of Gandang, at a water-depth of 1,710 meters confirmed the extension of the field. In the gas and condensates field of Gendalo, the third field, drilled at a water-depth of 1,550 meters flowed at a daily rate of about 1 million cubic meters of gas and about 2,000 barrels of condensates.

In Algeria, the fourth oil treatment line in the Hassi Berkine South (HBNS, Eni interest 12.25%) has started operations, in the Algerian desert, bringing production to 285,000 barrels of oil per day.

In Iran, within the fourth and fifth development phases of South Pars gas field located in the Persian Gulf (Eni is the operator with a 60% interest), the dollar 1.2 billion contract for the construction of four gas treatment trains was awarded. The trains with a treatment capacity of 56 million cubic meter/day are planned to be completed in 2005.

In the United Kingdom a new tax regime regarding exploration and production companies was proposed. This new regime provides for a ten-point increase in the corporate tax rate (from 30% to 40%) and total deductibility of development investments from income before taxes. Also the abolition of royalties on fields developed before 1982 was proposed (12.5%). If enacted this new tax regime would result an euro 226 million non recurring charge due to the alignment of the reserve for deferred taxes, partly offset by an euro 8 million reduction in income taxes due for the year as a consequence of deductibility of new development investments. Net effect on 2002 net income would therefore amount to an euro 218 million decrease.

In order to enact decision no. 26 of February 2002, the Authority for Electricity and Gas set storage tariff for thermal year 2002-2003 with decision no. 49 of March 26, 2002 and effective starting from June 21, 2000. Tariffs set by the Authority are 50% lower than those applied by Eni. On April 29, 2002, Stoccaggi Gas Italia SpA notified to the Authority that it will appeal both Authority decisions against the Administrative Court of Regione Lombardia in order to obtain their repeal.

Gas & Power

Regional Law 26.3.2002 no. 2, the Sicily Region introduced an environmental tax on the owners of first category pipelines (with maximum operating pressure exceeding 24 bar) in Sicily. The tax has been set, for 2002, at euro 153 per cubic meter of gas pipeline on public territory and euro 137.70 per cubic meter of pipeline on private land. The annual amount of the tax paid by Snam Rete Gas is about euro 130 million. The law was enacted on April 1, 2002; therefore amount due in the current year is around euro 97 million, split into nine monthly payments of about euro 10.8 million, the first payment was made on April 30, 2002. The company presented its tariff proposal for thermal year 2002/2003 to the Authority for Electricity and Gas at the end of March 2002, and this proposal takes into account the extra cost deriving from the introduction of the tax. The company is, however, considering the position to take regarding the legitimacy of the tax.

Eni, through its ship LNG Portovenere, has delivered its first LNG cargo to the Barcelona regasification terminal. The supply is coming from the Ras Laffan Liquefied Natural Gas plant in Qatar. This supply is regulated by the agreements signed in December 2000 by Eni and Iberdrola, the Spanish electricity producer. The LNG supply, once completed the build

Eni REPORT ON THE FIRST QUARTER OF 2002

up period, will reach 1.2 billion cubic meters of gas per year for a period of 15 years. The gas will be used to fuel the combined-cycle power plant of Castellon (near Valencia) that with a capacity of 800 MW.

Petrochemicals

In April negotiations for a joint venture in respect of Eni’s petrochemical businesses conferred to Polimeri Europa were terminated. This decision was influenced by, among other things, recent problems occurring at some of the plants included in the discussion. In keeping with Eni’s strategy of reducing its capital investment in the petrochemical sector and Sabic’s strategy of further enhancing its presence in Europe, the two companies expressed that they may be interested in discussing in the future potential opportunities related to some of the disposal of Eni’s individual petrochemical assets.

Oilfield services and engineering

Snamprogetti has been awarded a turn-key contract to build a fertilizer complex in Oman. The dollar 770 million worth project will be carried out in a 50/50 joint venture with Technip-Coflexip for Oman-India Fertilizer Company (OMIFCO) and will be the world’s largest grass-roots fertilizer complex. It will consist of two 1,750 tonnes/day ammonia plants and two 2,530 tonnes/day urea plants. Snamprogetti and Technip-Coflexip will supply licenses, engineering design, materials, construction management, start-up supervision and training of OMIFCO personnel. Work will be completed in 35 months. All these plants will use Snamprogetti and its affiliate Haldor Topsøe technologies, a Danish company operating in the provision of engineering services and the manufacture and sale of catalysts for the petrochemical and refining industries.

Share buy-back program

In order to increase value for shareholders Eni’s General Shareholders’ Meeting on June 1, 2001 resolved to continue the share buy-back program up to a maximum of 400 million own shares, nominal value 1 euro, for a maximum amount of euro 3.4 billion. Both limits include shares in portfolio at the Meeting’s date (69.9 million shares, nominal value 1 euro, for euro 934 million).

Period	No. of shares million	average cost €/share	total cost million €	share of capital stock %

January 1 - May 7, 2002	5.8	14.94	87	0.15

From the beginning of the program (September 1, 2000)	160.2	13.45	2,155	4.00

Eni REPORT ON THE FIRST QUARTER OF 2002

MANAGEMENT EXPECTATIONS OF OPERATIONS

Trends in 2002 of main outside variables that influence results of Eni’s operations are indicated below:

•	the worldwide demand for oil is forecasted to show a moderate increase compared to 2001 (+0.5%), in line with the gradual recovery of the world economy. With demand and supply essentially reaching a state of balance, the price of oil is forecasted in the 22 dollars/barrel range, representing a decrease of approximately 2 dollars/barrel compared to 2001 (down 8%). In the short term, however, prices could prove to be significantly volatile, depending on world geopolitical developments (tension in the Middle East);

•	the demand for natural gas in Italy is forecasted to grow by 4% compared to 2001, with more than 32% (31.3 % in 2001) of the overall need for primary energy sources being filled by natural gas. This rise in demand is due to increased consumption for the production of electric energy and by industry;

•	refining margins are forecast to fall compared to 2001. The recovery in product demand expected in the second half of the year is forecasted to be not as great as to offset the weak price quotations of the products, as compared to crude oil, registered in the early months of the year: a situation that has brought refining margins to their lowest levels in the last ten years;

•	the margins of petrochemical products are forecasted to increase over weak levels of 2002 first quarter due to the projected recovery in demand and prices as well as reduction in petrochemicals feedstock in the second half of the year. Notwithstanding this improvement, margins will remain on lower levels than in year 2001.

The following are the forecasts for the production and sales performance in 2002 of Eni’s main activities:

•	daily production of hydrocarbons, prior to the effect of the rationalization of the portfolio of mineral assets, is forecasted to grow by approximately 9% compared to 2001, thanks to the entry into production of new fields, in particular in Algeria, Iran, the United States, Egypt and the United Kingdom, as well as production increases in Kazakhstan, Norway, Nigeria, Congo, the United Kingdom and Italy (oil), plus increased production by Lasmo (in particular in Venezuela, Pakistan and Algeria). These increases will be partly offset by the effects of production cuts decided by OPEC;

•	volumes of natural gas sold through primary distribution in Italy, assuming that temperatures are normal for the rest of the year, are forecasted to drop by approximately 7% compared to 2001, due to the gradual alignment of the market share with the regulatory limits; the volume sold in Europe destined to Italy will show noteworthy growth. Volumes transported on behalf of third parties in Italy are forecasted to rise by more than 60%, mainly on behalf of companies distributing electricity;

•	electricity production sold is forecasted at approximately 5,000 gigawatthour, an increase of 1% compared to 2001; the volumes of purchased electricity sold on the market is forecast at approximately 1,500 gigawatthour;

•	the processing of crude oil on own account is forecasted stable; total refinery processing on wholly owned refineries (including processing on account of third parties) is forecasted to increase by 2%, consequently the overall balanced capacity utilization rate of wholly owned refineries is forecasted to grow from 97% in 2001 to 99%;

•	sales of petrochemical products are expected to rise by 2% as a result of the expected recovery in demand, in particular for basic petrochemicals and elastomers.

Capital expenditure of more than euro 8 billion is forecasted for 2002; 85% of these investments will regard the Exploration and Production and Gas & Power divisions.

Eni REPORT ON THE FIRST QUARTER OF 2002

EXPLORATION AND PRODUCTION

Fourth quarter		First quarter

2001		2001	2002	% Ch.

1,355	Operating income (million euro)	1,975	1,287	(34.8)

1,408	Daily production of hydrocarbons (thousand boe)	1,387	1,441	3.9

319	Italy	311	311	0.0

322	North Africa	315	330	4.8

238	West Africa	235	237	0.9

308	North Sea	278	313	12.6

221	Rest of world	248	250	0.8

148.5	Hydrocarbon production sold (million boe)	134.4	132.8	(1.2)

Operating income for the first quarter of 2002 totaled euro 1,287 million, representing an euro 688 million decrease over the corresponding period of 2001, down 34.8%, due mainly to: (i) lower prices realized by Eni on hydrocarbons produced (oil was down 14.4%; natural gas 30.6%) due to the unfavorable energy environment; (ii) lower natural gas production sold in Italy (down 11.3 million boe, or 32.8) due to lower withdrawals from storage (down 10 million boe) and, to a lesser extent, lower production; (iii) a decrease in storage tariffs due to the new tariff regime set by the Authority for Electricity and Gas with decision no. 49/2002 (euro 38 million). These negative factors were offset in part by: (i) increased hydrocarbon production sold outside Italy (up 8.5 million boe or 9.1%) and increased oil production sold in Italy (up 1.1 million boe or 18.5%); (ii) cost reductions related to synergies deriving from the integration of purchased companies and streamlining; and (iii) the appreciation of the dollar over the euro (up 5.1%).

Daily hydrocarbon production (1,441,000 boe) (oil and condensates 910,000 barrels; natural gas 531,000 boe) increased by 54,000 boe or 3.9%, notwithstanding the 34,000 boe effect of production cuts decided by OPEC. The production increase was due to: (i) start-up of new fields in United Kingdom, Algeria, Congo, Angola, Nigeria, Italy and the United States; (ii) production increases recorded mainly in the United Kingdom, Algeria and Pakistan. These increases were partly offset by declines of mature gas fields in Italy. The share of production outside Italy remains at 78%.

Daily production of oil and condensates (910,000 barrels) increased by 49,000 barrels or 5.7%, due to increases registered outside Italy (up 59,000 boe), in particular in: (i) the United Kingdom, due to the full operations of Elgin/Franklin fields (Eni interest 21.86%) and to the purchase of 30% of T-Block fields made in August 2001; (ii) Algeria, due to the start-up of HBN field (Eni interest 34.63%) and ZEK field (Eni interest 50%); (iii) in Qatar to the start-up of second development phase of Alkaliji field (Eni interest 45%); (iv) in Congo due to the start-up of Foukanda and Mwafi fields (Eni operator with a 65% interest) in the second half of 2001; (v) and in Italy (up 14,000 barrels) due to the entry into operations by the end of 2001 of Monte Alpi pipeline which transports oil produced in Val d’Agri fields to Eni’s refinery in Taranto. These increases were partly offset by a 24,000 barrels reduction outside Italy, in particular in Libya, Venezuela, Indonesia and Nigeria due to production cuts decided by OPEC, as well as in China and Ecuador.

Eni REPORT ON THE FIRST QUARTER OF 2002

Daily production of natural gas (531,000 boe) increased by 5,000 boe or 1%, due to the increases registered outside Italy (19,000 boe), in particular in the United Kingdom, the United States (in connection with the start-up of King Kong and Yosemite fields – Eni interest 50%) and Pakistan. These increases were offset in part by declines of mature fields in Italy (down 14,000 boe), in particular in the Garibaldi/Agostino, Angela/Angelina and Daria fields.

Hydrocarbon production sold amounted to 132.8 million boe. The 3.1 million boe increase over production was due to a 2.5 million boe withdrawal from natural gas storage and to higher withdrawals as compared to allotted shares (overlifting) outside Italy (2.1 million boe), partly offset by natural gas production used for own consumption (1.5 million boe).

GAS & POWER

Fourth quarter		First quarter

2001		2001	2002	% Ch.

1,271	Operating income (million euro)	1,466	1,426	(2.7)

19.45	Natural gas sales (billion cubic meters)	20.81	21.06	1.2

17.80	Italy	20.32	19.02	(6.4)

10.77	Wholesalers	12.76	12.12	(5.0)

7.03	End customers	7.56	6.90	(8.7)

3.97	- Industrial users	4.27	3.78	(11.5)

1.22	- Industrial electricity producers	1.50	1.42	(5.3)

1.84	- Distributors of electricity	1.79	1.70	(5.1)

1.65	Outside Italy	0.49	2.04	315.3

1.62	In Europe destined to Italy	0.47	2.00	325.5

0.03	European market	0.02	0.04	75.5

2.56	Secondary distribution outside Italy (billion cubic meters)	1.34	1.33	(0.7)

18.18	Transport of natural gas in Italy (billion cubic meters)	18.55	21.00	12.8

14.39	Eni	16.12	16.45	2.5

3.79	Third parties	2.43	4.55	87.2

2.05	Transport of natural gas outside Italy (billion cubic meters)	1.20	1.35	12.5

	Sales of electricity generation activity

1,306	Electricity (gigawatthour)	1,319	1,366	3.6

524	Electricity trading (gigawatthour)	266	406	52.6

2,454	Steam (thousand tonnes)	2,698	2,574	(4.6)

Operating income in the first quarter of 2002 amounted to euro 1,426 million, an euro 40 million decrease over the first quarter of 2001, or 2.7%, due mainly to: (i) the negative effect of change in the sale mix in primary distribution; (ii) lower selling margins on natural gas resulting from the effects of the negative trend of parameters to which the selling price of natural gas is contractually indexed as compared to that of purchase costs, partly offset by the appreciation of the dollar over the euro. These negative factors were offset in part by: (i) higher natural gas volumes transported on behalf of third parties in Italy; (up 2.12 billion cubic meters, or 87.2%) (ii) lower costs related to streamlining, in particular in transport activity in Italy, which were partly offset by salary increases and inflation; and (iii) increased operating income recorded by the electricity segment due to higher margins on electricity sales resulting from the positive trend in the fuel scenario.

Natural gas sales in primary distribution (21.06 billion cubic meters) increased slightly over 2001 first quarter (up 1.2%); higher sales in Europe destined to Italy (1.53 billion cubic meters) were offset in part by a 1.3 billion cubic meters decline of sales in Italy.

Eni REPORT ON THE FIRST QUARTER OF 2002

Sales of natural gas in Italy (19.02 billion cubic meters) decreased by 1.3 billion cubic meters or 6.4%, due mainly to lower sales to: (i) to industrial users (0.49 billion cubic meters) due in particular to the interruption of interruptible supplies occurred in the first two months of the year in coincidence with demand peaks in the residential and commercial segment in the same period; (ii) residential and commercial users (0.34 billion cubic meters); and (iii) to thermoelectric users (0.17 billion cubic meters).

Sales in Europe destined to Italy (2 billion cubic meters) increased by 1.53 billion cubic meters, or 326%, due to the progressive entry into operations of long term supply contracts to Italian importers.

Sales of natural gas in secondary distribution in Italy (3.55 billion cubic meters) increased by 0.23 billion cubic meters, or 6.9%, due to a colder winter then in 2001.

Sales in secondary distribution outside Italy (1.33 billion cubic meters) were stable.

Eni transported 4.55 billion cubic meters of natural gas on behalf of third parties in Italy, an increase of 2.12 billion cubic meters, or 87.2%, due mainly to increased volumes transported on behalf of Edison and Plurigas.

Eni REPORT ON THE FIRST QUARTER OF 2002

REFINING AND MARKETING

Fourth quarter		First quarter

2001		2001	2002	% Ch.

53	Operating income (million euro)	294	62	(78.9)

13.84	Sales (million tonnes)	12.61	12.22	(3.1)

2.9	Retail sales Italy	2.78	2.67	(4.0)

1.07	Retail sales outside Italy	0.93	0.96	3.2

3.11	Wholesale sales Italy	2.69	2.66	(1.1)

1.40	Wholesale sales outside Italy	1.29	1.29	0.0

5.36	Other sales	4.92	4.64	(5.7)

Operating income in the first quarter of 2002 amounted to euro 62 million, an euro 232 million decrease, or 78.9%, over the first quarter of 2001, due mainly to: (i) the unfavorable refining scenario (Brent margin was down 90.3%), as well as lower margins on continent- based refineries following a reduction in Fob/Cif differentials; (ii) lower processing at Gela refinery; (iii) lower results of distribution activities in Italy reflecting the effects of divestment and shut down of service stations (their number decreased by 640 unit over 2001 first quarter) and decreased marketing margins both on retail and wholesale markets due to competitive pressure. These negative effects were partly offset by increased results on GPL activity both in Italy and outside Italy, lower costs related to streamlining offset in part by salary increases and inflation, as well as the appreciation of the dollar over the euro.

Refinery intake processing in Italy and outside Italy (9.69 million tonnes) increased by 500,000 tonnes, or 5%, due to the circumstance that in 2001 first quarter there was a maintenance standstills at Priolo refinery. The overall balanced capacity utilization rate of wholly owned refineries was 91% (83% in the first quarter of 2001). About 39% of all oil processed came from Eni’s Exploration and Production division (32% in the first quarter of 2001).

Sales on retail and wholesale markets in Italy (5.33 million tonnes) decreased by 140,000 tonnes, or 2.6%, mainly due to lower sales in retail market in connection with divestment and shut down of service stations.

Retail and wholesale sales outside Italy (2.25 million tonnes) were stable.

As of March 31, 2002, Eni’s retail distribution network consisted of 11,724 service stations (of which 8,383 in Italy), 17 more than at December 31, 2001.

Eni REPORT ON THE FIRST QUARTER OF 2002

PETROCHEMICALS

Fourth quarter		First quarter

2001		2001	2002	% Ch.

(149)	Operating income (million euro)	(17)	(116)	582.4

1,253	Sales (thousand tonnes)	1,326	1,864	40.6

979	Basic petrochemicals	934	1,141	22.2

264	Styrenes and elastomers	306	298	(2.6)

10	Polyethylenes and polyurethanes	86	425	394.2

Operating losses amounted to euro 116 million, an increase of euro 99 million over the corresponding period of 2001, due in particular to lower margins of products reflecting a sharp decline in selling prices (an average decrease of 24%) as compared to a smaller decrease in oil-based feedstocks costs (the purchase cost in euro of virgin naphtha was down 18%). These trends led cracker margins to their lowest level since 1989. This reduction was partly offset by lower depreciation and amortization charge following assets writedowns recorded in 2001 financial statements and lower costs related to streamlining partially offset by salary increases and inflation.

Sales (1,864,000 tonnes) increased by 538,000 tonnes, or 40.6%, due to the entry into consolidation scope of Polimeri Europa.

Production (2,474,000 tonnes) increased by 472,000 tonnes, or 24%.

OILFIELD SERVICES AND ENGINEERING

				(million €)
Fourth quarter		First quarter

2001		2001	2002	% Ch.

113	Operating income	42	86	104.8

6,937	Order backlog	6,769	8,060	19.1

2,853	Oilfield services	2,765	3,087	11.6

4,084	Engineering	4,004	4,973	24.2

Operating income for the first quarter totalled euro 86 million (of which euro 81 million regardoilfield services activities), an increase of euro 44 million over the first quarter of 2001, representing a 104.8% rise.Oilfield services activities registered a rise in operating profits of euro 39 million, due primarily to the fact that the Blue Stream contract has become fully operative and to the results obtained in the onshore construction area, especially following increases in levels of activity in the Far East, Western Africa and in Saudi Arabia, as well as the start-up of an important project in Algeria, though these positive developments shall be partially offset by the lower profitability of a number of contracts in the offshore and onshore drilling areas.Engineering activities show an increase in operating profits of euro 5 million, due primarily to the increased volume of activity and to the contribution of the contract for the construction of the Milan-Bologna railway section.

During the first quarter orders were received for a total of euro 2,061 million (euro 680 million in the first quarter of 2001), of which 95% regard work to be performed abroad and 10% work assigned by Eni companies. The order backlog as of March 31, 2002 is euro 8,060 million (euro 6,769 million as of December 31, 2001); 70% regards work to be performed abroad and 10% worked assigned by Eni companies.

Società per Azioni
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital Stock: € 4,001,684,176 fully paid
Branches:
San Donato Milanese (MI) — Via Emilia, 1
San Donato Milanese (MI) — Piazza Ezio Vanoni, 1
Gela (CL) — Strada Provinciale, 82

Investor Relations
Eni SpA, Piazzale Enrico Mattei, 1 - 00144 Rome
Tel. +39-0659822624 - Fax +39-0659822631
e-mail: investor.relations@eni.it

Internet Home page: http://www.eni.it
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.it

ADRs/Depositary
Morgan Guaranty Trust Company of New York
ADR Department
60 Wall Street (36th Floor)
New York, New York 10260
Tel. 212-648-3164

ADRs/Transfer agent
Morgan ADR Service Center
2 Heritage Drive
North Quincy, MA 02171
Tel. 617-575-4328

Overall coordination: EniComunicazione SpA - Rome - Italy
Design: Angelini Design - Rome - Italy
Cover: On-Off - Milan - Italy
Cover photo: Laura Ronchi
Digital printing: System Graphic - Roma

SOCIETà PER AZIONI
PIAZZALE ENRICO MATTEI, 1 - 00144 ROMA
TEL. +39.0659821
FAX +39.0659822141
www.eni.it